SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               IMO INDUSTRIES INC.
                                (Name of Issuer)


                              II ACQUISITION CORP.
                                IMO MERGER CORP.
                                 STEVEN M. RALES
                                MITCHELL P. RALES
                       (Name of Persons Filing Statement)


        Common Stock, $1.00 Par Value Per Share, and Associated Rights to Purchase Series B Junior Participating Preferred Stock $1.00 Par Value Per Share
                         (Title of Class of Securities)


                                    452540107
                      (CUSIP Number of Class of Securities)

                                  John A. Young
                              II Acquisition Corp.
                             9211 Forest Hill Avenue
                                    Suite 109
                               Richmond, VA 23235

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
              Communications on Behalf of Persons Filing Statement)

                                 With Copies to:

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000



    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



This statement is filed in connection with (check the appropriate box):

a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.      The filing of a registration statement under the Securities Act of 1933.
c.      A tender offer
d.  x   None of the above.
        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:






                                 INTRODUCTION

This Amendment No. 2 is the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed on June 1, 1998 by II Acquisition Corp., a Delaware corporation ("IIAC"), Imo Merger Corp., a Delaware corporation and wholly-owned subsidiary of IIAC ("Merger Sub"), Steven M. Rales, an individual, and Mitchell P. Rales, an individual and together with Steven M. Rales the controlling stockholders of IIAC, and amended by Amendment No. 1 thereto, in connection with the "short-form" merger (the "Merger") of Merger Sub with and into Imo Industries Inc., a Delaware corporation (the "Company"), pursuant to Section 253 of the Delaware General Corporation Law. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3 as previously amended. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Schedule 13E-3 as previously amended.

On July 2, 1998 (the "Effective Date of the Merger"), Merger Sub was merged with and into the Company. The Company was the surviving entity. Each share of the Company's common stock, par value $1.00 per share (the "Shares"), held by Merger Sub or held in the treasury of the Company immediately prior to the Merger, was cancelled and retired without payment of any consideration therefor and ceased to be outstanding. All other Shares, except for Shares owned by stockholders who perfected their appraisal rights, were automatically converted into the right to receive $7.05 in cash, without interest, upon proper surrender of the certificate for such Share to First Chicago Trust Company of New York, as Paying Agent.

On the Effective Date of the Merger, public trading in the Shares ceased and the Company requested that the Shares be delisted from the New York Stock Exchange, Inc. Further, the Company filed with the Securities and Exchange Commission ("Commission") a Form 15 with respect to the termination of registration of the Shares and requested acceleration of such termination. The Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Securities Exchange Act of 1934, as amended. The Company will, however, continue to make periodic filings with the Commission as required by the indenture governing the Company's 11 3/4% Senior Subordinated Notes due May 1, 2006.

At the Effective Date of the Merger, the equity capitalization of the Company was changed to consist of 100 shares of common stock, $.01 par value per share, all of which is owned by IIAC. The debt capitalization was unaffected. As a consequence of the Merger, each share of common stock, $.01 par value per share, of Merger Sub was converted into one validly issued, fully paid and nonassessable share of the surviving Company.




ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

Item 1 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(c); (f)   The Introduction to this Final Amendment is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

Item 5 of the Schedule 13E-3 is hereby amended and supplemented as follows:

The Merger was consummated on July 2, 1998, by the filing with the Delaware Secretary of State the Certificate of Ownership and Merger merging Merger Sub into the Company. The Introduction to this Final Amendment is incorporated herein by reference.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

Item 7 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(d) The Introduction to this Schedule 13E-3 is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(a) The Introduction to this Schedule 13E-3 is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

Item 11 of the Schedule 13E-3 is hereby amended and supplemented as follows:

As of the Effective Date of the Merger, IIAC owns, and the senior bank lenders have a lien upon, 100% of the outstanding common stock of the surviving Company.







                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 1998

                                            II ACQUISITION CORP.

                                            By:  /s/ PHILIP W. KNISELY
                                            Name:  Philip W. Knisely
                                            Title: Chief Executive Officer
                                               and President


                                            IMO MERGER CORP.

                                            By:  /s/ PHILIP W. KNISELY
                                            Name:  Philip W. Knisely
                                            Title: Chief Executive Officer
                                               and President


                                             /s/ STEVEN M. RALES
                                            Steven M. Rales


                                             /s/ MITCHELL P. RALES
                                            Mitchell P. Rales